Mail Stop 3561

August 19, 2005

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA 91436

RE: Deja Foods, Inc.

File No. 333-124016
Registration Statement on Form SB-2
Amendment 1 Filed July 7, 2005

Dear Mr. Fox:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition, page 6

General

1. We reviewed your response to our prior comment 8 and your revised disclosures. We noted in several instances throughout your MD&A that you have labeled balance sheet amounts at December 31, 2004 and amounts from your statements of operations for the year ended

December 31, 2004 and the period from August 7 (inception) through December 31, 2003 as unaudited. Your current disclosures are not consistent with the audit report and financial statements. Please revise your disclosures throughout this filing to clearly indicate that only the balance sheet amounts at December 31, 2003 are unaudited.

Overall, page 7

2. Please expand your discussion of the results of operations to quantify the increases in revenue between the quarters ended March 31, 2004 and March 31, 2005. Your revised discussion should include the changes in revenues attributed to both institutional and retail customers as well as changes in profit margins for each.

Liquidity and Capital Resources, page 9

3. We reviewed your revised disclosure in response to our prior comment 13 and noted two columns labeled as the period ended December 31, 2004. It appears one column represents a three month period and the other represents a full year. Please revise to clearly disclose the periods presented.

4. In the second sentence of the second paragraph, you state that you agreed to pay a fixed return or a variable return. This disclosure does not appear consistent with your computations in the summary tables provided, nor does it appear consistent with the terms of the management agreement (as disclosed in section 2.3 of exhibit 10.1). Please revise your narrative disclosure to accurately reflect how the payment of the funding fee is determined.

5. The gross profit amount presented in your calculation of the variable return for the three months ended March 31, 2005 does to reconcile to the income statement. Please advise or revise.

6. We reviewed your response to our prior comment 14 and your revised disclosure on page 10. Please revise your disclosure to discuss the modifications to management agreement (i.e. the repayment terms) that were agreed to between you (the registrant) and the Fund. Your revision should be consistent with your supplemental response to comment 14.

7. We reviewed your illustration of financing options in response to our prior comment 15. Please revise to include the following information in order to clarify the information presented in the table.

- The loan balances upon which all bank financing amounts are based upon.
- The gross profit amounts, and adjustments thereto, upon which the Pro Forma Deja Plus cost of funds is calculated.
- Clarify why the actual cost of funds does not agree to the "Total Return paid to Fund" amounts presented on page 10 ($219,848).

Working Capital, page 12

8. Tell us how you calculated days payables outstanding from the information presented in the table.

Cash Flows – EBITDA, page 14

9. We read your response to our prior comment 25. You state that EBITDA is included in this prospectus because it is a basis upon which you assess your liquidity position (e.g. ability to generate cash flow); however we noted that you have reconciled the measure to net income (loss). Further, you provide the non-GAAP measure as a percentage of sales. It appears that you are using EBITDA as a performance measure. Please remove this section from your registration statement or revise as necessary.

Financial Statements
Investments, F-7

10. We reviewed your response to our prior comment 42, specifically your analysis of paragraph 17 of APB 18. It is unclear how you concluded that you, through Mr. Fox, cannot exercise significant control over the Fund. Section 3.1 of the PPM provides Mr. Fox with "exclusive control" over the business of the Fund. This is further emphasized in the Investment Management section of the Operating Agreement of the PPM where it states that Mr. Fox will manage and control the Fund's affairs and will have responsibility and final authority in almost all matters affecting the Fund. That section continues to inform the investors that they have no right to participate in the management or control of the Fund or affairs other than to exercise limited voting rights. Based on this fact pattern, it appears the investment in the Fund should be accounted for using the equity method. Please advise or revise.

11. Considering the comment above and the level of your control (direct and indirect) over the Fund, provide us with a discussion of the applicability of FIN 46(R), particularly paragraphs 5(b) and (c) as it relates to variable interest entities.

Revenue Recognition, F-8

12. We read your response to our prior comment 45 and your revised disclosure. We do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part:

- Your inventory policy was expanded to indicate that reserves for excess and spoiled inventory are based on historical and estimated future losses. Please expand your disclosure to clarify how you determine estimated future losses.
- Your revised disclosure did not address how you monitor the distribution channel. Please revise your critical accounting policy to explain how you assess levels of inventory in the distribution channel. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Stock Based Compensation, F-9

13. Please review paragraphs 48 and 362 of SFAS 123, Accounting for Stock-Based Compensation, and revise your stock plan disclosures to comply with the requirements therein. Disclosures should include the weighted-average exercise prices of options outstanding at the beginning and end of each period, as well as for those exercisable at the end of each period and forfeited or expired during each period.

Note 2 – Accounts Receivable, F-12

14. We reviewed your response to our prior comment 46, noting the addition of proceeds received from sales of receivables. We do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part, please revise to disclose the gross amount of accounts receivable factored and factoring fees paid for each period presented.

Note 8 – Stockholders' Equity, F-15

15. We reviewed your disclosure in response to our prior comment 48. We reissue our comment in part as your disclosure did not include equity issuances for the quarter ended March 31, 2005. Please update your disclosure to include a discussion of each equity issuance (or group of issuances) for each period presented in the statements of changes in stockholders' equity. Your discussion should include the number of shares of common stock issued, a description of the services rendered (clarify employee or non-employee), and the methods and assumptions used in determining the value of the equity issuances, etc.

Note 10 – Related Party Transactions, F-17
Loan Agreement

16. We reviewed your revised disclosure and supplemental information provided in response to our prior comment 49. Please revise your disclosure to describe the authority and responsibilities Mr. Fox has as manager of the Fund.

Other Regulatory Requirements

17. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B. In addition, please provide a current consent of the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.

Sincerely,

John Reynolds
Assistant Director

cc: Gary A Agron
       Fax: (303) 770-7257